

June 5, 2009

Mr. Dorlyn Evancic
Chief Financial Officer
Gemco Minerals, Inc.
#203 – 20189 56th Avenue
Langley, British Columbia, Canada V3A 3Y6

> **Re:** **Gemco Minerals, Inc.**
> **Form 10-K/A for the Fiscal Year Ended May 31, 2008**
> **Filed May 15, 2009**
> **Response letter dated May 12, 2009**
> **File No. 000-51523**

Dear Mr. Evancic:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A2 for the fiscal year ended May 31, 2008

General

1.   In your next response letter, please provide the representations that we are asking for at the end of this letter. We also suggest that you contact us by telephone in preparing your response to the comments in this letter in advance of filing further amendments.

Financial Statements

Note 3 – Investments, page 41

2.   We note your response to prior comment 4 and understand that you have relied upon an appraisal report for the property underlying the mortgage deed received in exchange for 750,000 shares of common stock, in your valuation. We

generally believe that quoted market prices for common shares, when available, should be relied upon in determining fair value, following the guidance in EITF 96-18 and paragraph 7 of SFAS 123(R).

Your accounting appears to have resulted in a value in excess of that which would have been assigned had you utilized the quoted market price of the common shares. We note you disclose a default by the counterparty to the mortgage receivable in your Form 10-Q for the quarter ended February 28, 2009. Please explain how you have weighted this factor in determining that no impairment had occurred as of February 28, 2009.

Note 9(c) – Common Stock, page 43

3.   We note your response to prior comment 6, regarding the determination of the measurement date for the shares placed in escrow under your agreement with Canamex. You state that the agreement provides a sufficiently large disincentive for non-performance as Canamex has "…expended significant value through extensive amounts of time, energy and services" which would be forgone in the case of non-performance.

This view is not consistent with your disclosure or accounting. As it appears that these disincentives do not result from a direct relationship between you and Canamex, and because the determination of whether the property will be economically viable, which we understand is a condition for release of the shares, is not an outcome that is controlled by Canamex, it seems that your disclosure indicating that you would measure the fair value of the equity instruments when Canamex completes its obligations under the agreement, assuming the project is found to be economically viable, has greater support than the position outlined in your response. Please resolve these differing points of view.

Please expand your disclosure to describe the undertakings of Canamex required under this arrangement that are not yet complete, and to indicate when verification of the project as either economically viable or not economically viable will be made.

4.   We have read your response to prior comment 7, indicating that you have removed the 300,000 contingently issuable shares from your calculation of EPS. Please explain why the weighted average number of shares disclosed on your December 31, 2008 balance sheet has increased to 21,721,000 shares from 21,021,000 shares previously reported in your 10-KSB/A1 filed March 5, 2009.

Controls and Procedures

5.   We have read your response to prior comment 8 and see that you have amended your conclusion on the effectiveness of your disclosure controls and procedures, rather than the conclusion on the effectiveness of your internal control over financial reporting. Please revise your disclosures pertaining to your internal control over financial reporting to provide a definitive conclusion on management's assessment of effectiveness.

        Additionally, regarding your amended disclosure on effectiveness of your disclosure controls and procedures, please eliminate the reference to effectiveness "as a whole."

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Craig Arakawa, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                Sincerely,

                                Karl Hiller
                                Branch Chief